SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012

EZCHIP SEMICONDUCTOR LTD.
(Name of Registrant)

1 Hatamar Street, P.O.B. 527, Yokneam 20692, ISRAEL
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

This Form 6-K is being incorporated by reference into the Registrant’s Form F-3 Registration Statements File Nos. 333-163353 and 333-164332 and Form S-8 Registration Statements File Nos. 333-134593, 333-148932, 333-148933. 333-164330, 333-164331, 333-170900 and 333-170901.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZCHIP SEMICONDUCTOR LTD. (Registrant) By: /s/ Dror Israel —————————————— Dror Israel Chief Financial Officer

Date: February 8, 2012

EZCHP Logo	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

Contact:
Ehud Helft / Kenny Green
CCG Investor Relations
ezchip@ccgisrael.com
Tel: (US) 1 646 201 9246

FOR IMMEDIATE RELEASE

EZCHIP ANNOUNCES FOURTH QUARTER AND
FULL YEAR 2011 RESULTS

Yokneam, Israel, February 8, 2012 – EZchip Semiconductor Ltd. (NASDAQ: EZCH), a leader in Ethernet network processors, today announced its results for the fourth quarter and full year ended December 31, 2011.

Fourth Quarter and Full Year 2011 Highlights:

•	Annual revenues for 2011 of $63.5 million
•	Fourth quarter revenues of $14.3 million
•	Fourth quarter gross margin was 6.6% on a GAAP basis, including a one-time charge due to early repayment of $9.9 million to the Israeli Office of Chief Scientist (OCS)
•	Fourth quarter gross margin on a non-GAAP basis reached 76.8%
•	Net income of $7.9 million, on a GAAP basis, for 2011 and net loss of $6.0 million for the fourth quarter (including a one-time charge due to early repayment of $9.9 million to the OCS)
•	Net income was $31.0 million, on a non-GAAP basis, for 2011 (49% of revenues) and $6.3 million for the fourth quarter (44% of revenues)
•	Non-GAAP operating cash flow of $9.0 million for the quarter and $28.8 million for 2011
•	End of 2011 net cash was $126.8 million

Fourth Quarter 2011 Results:

Total revenues in the fourth quarter of 2011 were $14.3 million, a decrease of 17% compared to $17.1 million in the fourth quarter of 2010, and a decrease of 24% compared to $18.7 million in the third quarter of 2011.

Net loss, on a GAAP basis, for the fourth quarter of 2011 was $6.0 million, which includes a one-time charge due to early repayment of $9.9 million to the Israeli Office of Chief Scientist (OCS), or $0.22 per share, compared to net income of $4.0 million, or $0.15 per share (diluted), in the fourth quarter of 2010, and net income of $7.7 million, or $0.27 per share (diluted), in the third quarter of 2011.

Net income, on a non-GAAP basis, for the fourth quarter of 2011 was $6.3 million, or $0.22 per share (diluted), compared to non-GAAP net income of $8.6 million, or $0.31 per share (diluted), in the fourth quarter of 2010, and non-GAAP net income of $9.9 million, or $0.35 per share (diluted), in the third quarter of 2011.

EZCHP Logo	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

Cash, cash equivalents and marketable securities as of December 31, 2011, totaled $126.8 million, compared to $127.6 million as of September 30, 2011. Cash generated from operations during the fourth quarter was $9.0 million, cash used in investing activities was $0.6 million, cash provided by financing activities (resulting from the exercise of options) was $0.7 million and additional $9.9 million used for the repayment of OCS grants.

Full Year 2011 Results

Total revenues for the year ended December 31, 2011 were $63.5 million, a year-over-year increase of 2% compared to $62.0 million in 2010.

Net income on a GAAP basis for 2011 was $7.9 million, or $0.28 per share (diluted), compared to net income of $13.6 million, or $0.52 per share (diluted), in 2010.

Net income on a non-GAAP basis for 2011was $31.0 million or $1.09 per share (diluted), compared with non-GAAP net income of $30.4 million, or $1.14 per share (diluted), in 2010.

Repayment of OCS Grants

       During December 2011 we made a one-time early payment of $9.9 million to the Israeli Office of Chief Scientist, representing the full balance of the contingent liability related to the NP-4 and NPA grants received. Upon making this payment, we have eliminated all future royalty obligations related to our anticipated NP-4 and NPA revenues and saved the associated future interest payments related to such obligations.

       Eli Fruchter, CEO of EZchip, commented, “2011 was a transition year for EZchip: a transition to Cisco as our largest customer, to NP-3 as our largest revenue generator and to NP-4 becoming our fastest growing product ever, accounting for 21% of 2011 revenues with over 90% related to sample shipments. NP-5 is well along in its development cycle and leading tier-1 customers have selected to continue the EZchip path with the NP-5. We believe that substantially all NP-4 customers will select the NP-5 for their next generation platforms. We are making good progress with our new product development in Kiryat Gat and we believe that we are building an extremely competitive, strongly differentiated product that will open a new market for EZchip and more than double our total addressable market. On the financial side in 2011, excluding our largest NP-2 customer (which declined 40% year over year), EZchip’s revenues grew over 30% in a challenging year with global economy worries. We were also able to grow our gross margin and net income during the year.

“Looking ahead, we believe that the NP-4 can significantly increase our revenues in the coming years based on more platform wins, higher ASP and the forecasted demand. In the shorter term, we expect continued growth in 2012, mainly in the second half of the year when all NP-4 based systems are likely to be in production and when carriers are expected to resume strong investments in Internet infrastructure.”

Conference Call

The Company will be hosting a conference call later today, February 8, 2012, at 10:00am ET, 7:00am PT, 3:00pm UK time and 5:00pm Israel time. On the call, management will review and discuss the results, and will be available to answer investor questions.

EZCHP Logo	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

To participate through the live webcast, please access the investor relations section of the Company’s web site at: http://www.ezchip.com/investor_relations.htm, at least 10 minutes before the conference call commences. If you would like to ask a question on the call, please contact the investor relations team for the telephone dial in numbers.

For those unable to listen to the live webcast, a replay of the webcast will be available the day after the call under the 'Investor Relations' section of the website.

Use of Non-GAAP Financial Information

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), this release of operating results also contains non-GAAP financial measures, which EZchip believes are the principal indicators of the operating and financial performance of its business.  The non-GAAP financial measures exclude the effects of stock-based compensation expenses recorded in accordance with FASB ASC 718, amortization of intangible assets, one-time charge due to early repayment of OCS grants and taxes on income.  Management believes the non-GAAP financial measures provided are useful to investors’ understanding and assessment of the Company’s on-going core operations and prospects for the future, as the charges eliminated are not part of the day-to-day business or reflective of the core operational activities of the Company.  Management uses these non-GAAP financial measures as a basis for strategic decisions, forecasting future results and evaluating the Company's current performance.  However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP.  Reconciliation of the non-GAAP measures to the most comparable GAAP measures are provided in the schedules attached to this release.

About EZchip

EZchip is a fabless semiconductor company that provides Ethernet network processors for networking equipment.  EZchip provides its customers with solutions that scale from 1-Gigabit to 200-Gigabits per second with a common architecture and software across all products.  EZchip’s network processors provide the flexibility and integration that enable triple-play data, voice and video services in systems that make up the new Carrier Ethernet networks.  Flexibility and integration make EZchip’s solutions ideal for building systems for a wide range of applications in telecom networks, enterprise backbones and data centers.  For more information on our company, visit the web site at http://www.ezchip.com.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance.  These statements are only predictions based on EZchip's current expectations and projections about future events.  There are important factors that could cause EZchip's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements.  Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, customer order cancellations, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products and other factors indicated in EZchip's filings with the Securities and Exchange Commission (SEC).  For more details, refer to EZchip's SEC filings and the amendments thereto, including its Annual Report on Form 20-F filed on March 31, 2011, as amended on September 27, 2011, and its Current Reports on Form 6-K. EZchip undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

EZCHP Logo	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd.
Condensed Consolidated Statements of Operations
(U.S. Dollars in thousands, except per share amounts)
(Unaudited)

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2011	2011	2010	2011	2010

Revenues	$14,269	$18,703	$17,136	$63,457	$61,998
Cost of revenues	3,386	4,509	4,461	14,409	15,668
Amortization of purchased technology	--	--	453	597	1,915
Repayment of OCS grants	9,938	--	--	9,938	--
Gross profit	945	14,194	12,222	38,513	44,415

Operating expenses:
Research and development, net	4,352	4,052	3,577	16,695	13,665
Selling, general and administrative	3,097	2,956	2,617	12,059	10,001
Total operating expenses	7,449	7,008	6,194	28,754	23,666

Operating income (loss)	(6,504)	7,186	6,028	9,759	20,749
Financial income, net	551	467	312	1,713	1,130

Income (loss) before taxes	(5,953)	7,653	6,340	11,472	21,879
Taxes on income	--	(3)	(2,314)	(3,530)	(8,236)
Net income (loss)	$(5,953)	$7,650	$4,026	$7,942	$13,643

Net income (loss) per share:
Basic	$(0.22)	$0.28	$0.16	$0.30	$0.54
Diluted	$(0.22)	$0.27	$0.15	$0.28	$0.52
Weighted average shares used in per share calculation:
Basic	27,015,478	26,900,439	25,877,546	26,681,749	25,281,651
Diluted	27,015,478	28,046,688	27,130,392	28,001,428	26,110,132

EZCHP Logo	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd.
Reconciliation of GAAP to Non-GAAP Measures
(U.S. Dollars in thousands, except per share amounts)
(Unaudited)

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2011	2011	2010	2011	2010

GAAP gross profit	$945	$14,194	$12,222	$38,513	$44,415
Stock-based compensation	73	73	133	359	302
Amortization of purchased technology	--	--	453	597	1,915
Repayment of OCS grants*	9,938	--	--	9,938	--
Non-GAAP gross profit	$10,956	$14,267	$12,808	$49,407	$46,632

GAAP gross profit as percentage of revenues	6.6%	75.9%	71.3%	60.7%	71.6%
Non-GAAP gross profit as percentage of revenues	76.8%	76.3%	74.7%	77.9%	75.2%

GAAP operating expenses	$7,449	$7,008	$6,194	$28,754	$23,666
Stock-based compensation:
Research and development	(1,094)	(1,107)	(782)	(4,446)	(2,941)
Selling, general and administrative	(1,051)	(1,012)	(717)	(3,801)	(2,587)
Amortization of intangible assets
Selling, general and administrative	(95)	(95)	(193)	(380)	(773)
Non-GAAP operating expenses	$5,209	$4,794	$4,502	$20,127	$17,365

GAAP operating income (loss)	$(6,504)	$7,186	$6,028	$9,759	$20,749
Non-GAAP operating income	$5,747	$9,473	$8,306	$29,280	$29,267

GAAP net income (loss)	$(5,953)	$7,650	$4,026	$7,942	$13,643
Stock-based compensation	2,218	2,192	1,632	8,606	5,830
Amortization of purchased intangible assets	95	95	646	977	2,688
Repayment of OCS grants*	9,938	--	--	9,938	--
Taxes on income**	--	3	2,314	3,530	8,236
Non-GAAP net income	$6,298	$9,940	$8,618	$30,993	$30,397

Non-GAAP net income per share - Diluted	$0.22	$0.35	$0.31	$1.09	$1.14
Non-GAAP weighted average shares - Diluted***	28,605,559	28,577,753	27,596,018	28,432,175	26,616,453

*
During December 2011 we made a one-time early payment of $9.9 million to the Israeli Office of Chief Scientist, representing the full balance of the contingent liability related to the NP-4 and NPA grants received. Upon making this payment, we have eliminated all future royalty obligations related to our anticipated NP-4 and NPA revenues and saved the associated future interest payments related to such obligations. This amount was excluded from the non-GAAP statements of operations as it represents future royalty obligations.

**
Taxes on income represent the non-cash utilization of a deferred tax asset with respect to the Company's estimate of its accumulated taxable income in accordance with FASB ASC 740. During 2011, EZchip Technologies, the Company's main subsidiary completed the utilization of the deferred tax asset, and started to enjoy the ten year period of exemption from Israeli corporate taxes due to benefits provided pursuant to its Israeli approved and privileged enterprise programs.

***
In calculating diluted non-GAAP net income per share, the diluted weighted average number of shares outstanding excludes the effects of stock-based compensation expenses in accordance with FASB ASC 718.

EZCHP Logo	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd.
Condensed Consolidated Balance Sheet
(U.S. Dollars in thousands)

	December 31,	December 31,
	2011	2010
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash, cash equivalents and marketable securities	$126,770	$101,310
Trade receivables, net	8,655	8,988
Other receivables	1,837	1,178
Inventories	5,788	4,522
Deferred tax assets, net	--	3,443
Total current assets	143,050	119,441

NON CURRENT ASSETS:
Severance pay fund	5,215	5,209
Long term investment and others	337	335
Total non current assets	5,552	5,544

PROPERTY AND EQUIPMENT, NET	828	419

Goodwill	96,276	96,276
Intangible assets, net	1,205	1,181
TOTAL ASSETS	$246,911	$222,861

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$2,319	$1,289
Other payables and accrued expenses	6,352	6,569
Total current liabilities	8,671	7,858

LONG TERM LIABILITIES:
Accrued severance pay	6,081	5,974

SHAREHOLDERS’ EQUITY:
Share capital	155	149
Additional paid-in capital	288,641	271,959
Accumulated other comprehensive income (loss)	(960)	540
Accumulated deficit	(55,677)	(63,619)
Total shareholders’ equity	232,159	209,029
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$246,911	$222,861

EZCHP Logo	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd.
Selected Condensed Consolidated Cash Flow Data on a Non-GAAP basis
(U.S. Dollars in thousands)
(Unaudited)

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2011	2011	2010	2011	2010
Cash flows from operating activities:
Net income (loss)	$(5,953)	$7,650	$4,026	$7,942	$13,643
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Repayment of OCS grants*	9,938	--	--	9,938	--
Depreciation and amortization	163	162	696	1,227	2,887
Decrease (increase) in trade and other receivables, net	1,113	(2,100)	(1,677)	(621)	2,133
Decrease (increase) in inventory	259	(87)	(913)	(1,266)	(2,989)
Decrease in deferred tax asset	--	--	2,303	3,513	8,162
Increase (decrease) in trade payables and other accrued liabilities, net	1,213	(1,996)	(608)	(494)	(4,077)
Stock-based compensation	2,218	2,192	1,632	8,606	5,830

Net cash provided by operating activities	8,951	5,821	5,459	28,845	25,589

Cash flows from investing activities:
Purchase of property and equipment	(97)	(138)	(74)	(411)	(385)
Purchase of technology	(500)	--	--	(500)	--
Cash paid for investment in affiliated Company	--	--	--	--	(200)

Net cash used in investing activities	(597)	(138)	(74)	(911)	(585)

Cash flows from financing activities:
Proceeds from issuance of share capital	--	--	--	--	1,072
Proceeds from exercise of options	711	1,466	2,890	8,082	7, 988

Net cash provided by financing activities	711	1,466	2,890	8,082	9,060

Repayment of OCS grants*	(9,938)	--	--	(9,938)	--
Unrealized gain (loss) on marketable securities, net	6	(542)	(99)	(618)	8

Increase (decrease) in cash, cash equivalents and marketable securities	(867)	6,607	8,176	25,460	34,072
Cash, cash equivalents and marketable securities at the beginning of the period	127,637	121,030	93,134	101,310	67,238
Cash, cash equivalents and marketable securities at the end of the period	$126,770	$127,637	$101,310	$126,770	$101,310

*
During December 2011 we made a one-time early payment of $9.9 million to the Israeli Office of Chief Scientist, representing the full balance of the contingent liability related to the NP-4 and NPA grants received. Upon making this payment, we have eliminated all future royalty obligations related to our anticipated NP-4 and NPA revenues and saved the associated future interest payments related to such obligations. This amount was excluded from the non-GAAP operating cash flow as it represents future royalty obligations.